Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF AUGUST 25, 2016

DATE, TIME AND PLACE: On August 25, 2016 at 9:30 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The full complement of the elected members.

RESOLUTIONS ADOPTED UNANIMOUSLY:

Approved the amendment to the Corporate Ethics Policy (HF-5) and the Code of Ethics, and pursuant to the provisions of Resolution 4.502/16 of the National Monetary Council, appointed the Officer Rodrigo Luís Rosa Couto as officer responsible for meeting the requirements of the Recovery Plan.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), August 25, 2016. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

MARCELO KOPEL

Investor Relations Officer